Oakley, Inc.
One Icon
Foothill Ranch, CA 92610
949-951-0091
January 15, 2006
Mr. Thomas E. Dyer
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
Washington, C.C. 20549

Re:	Oakley Inc. File No. 001-13848. Form 10-K for the year ended December 31, 2004 and related filings
Dear Mr. Dyer,
Thank you for your letter dated December 15, 2005 regarding comments to our Form 10-K for the year ended December 31, 2004 and our related Forms 10-Q during 2005. Thank you also for your agreement to extend the deadline for our response to your letter until January 15, 2006. Please find below Oakley’s responses to the comments raised in your December 15 letter:
Comment 1. GAAP and Non-GAAP Financial Measures
We note your disclosure of a non-GAAP financial measure. You state that this measure allows management and investors to evaluate and compare your operating results in a more meaningful and consistent manner. Please address the following:
•	Please expand your disclosure to discuss in greater detail the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant’s financial condition and results of operations. Explain why this measure is “more consistent.” If you believe there is significant variability in your discounts and returns, please tell us why you believe it is appropriate to base your provision for sales returns and claims on historical experience as disclosed on page 18.

•	To the extent material, disclose the additional purposes, if any, for which management uses the non-GAAP financial measure. For example, disclose if gross sales are used in determining commissions or bonuses.

•	Tell us and revise the filing to explain why you believe the non-GAAP measure is “more meaningful” than the GAAP measure.

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Response: The Company has several product lines, and the Company structures its Management Discussion and Analysis disclosures to discuss the performance of key product lines, some of which may be grouped together for brevity and clarity purposes. These product lines are also presented in our segment reporting. The Company believes that this product line disclosure is highly relevant to readers of its financial statements.
The majority of the Company’s customers purchase items from more than one of the Company’s product lines. Certain types of sales discounts are not specifically assigned to product lines, as they are customer-centric not product-centric. As such the Company does not allocate such discounts to the respective product lines and therefore believes that gross sales is the best framework within which to discuss the performance of our product lines. Additionally, certain incentive compensation expenses are based upon gross sales.
The Company believes that it is in compliance with Regulation G, and the Company will enhance its disclosure under Item 7 in its Form 10-K for the year ended December 31, 2005 regarding usage of this non-GAAP financial measure to explain the rationale for discussing product line performance within the framework of gross sales.
Comment 2. Related Party Transactions
We note on page 17 of your proxy statement filed April 22, 2005 that you have engaged in various related party transactions during 2004, including transactions with your Chief Executive Officer. Please revise the notes to your consolidated financial statements and Management’s Discussion and Analysis in future filings to disclose significant related party transactions in accordance with SFAS 57.
Response: The Company respectively believes that its previous financial statements have been in compliance with GAAP. The Company acknowledges your request and will provide enhanced disclosure regarding related party transactions, in accordance with SFAS 57, in the Notes to Consolidated Financial Statements and Management’s Discussion and Analysis beginning with its Form 10-K for the year ended December 31, 2005.
Comment 3. Reclassifications
We note that you have retroactively reclassified certain shipping and handling fees charged to customers from cost of sales to net sales, and that you have retroactively reclassified freight costs from shipping and warehousing expenses to cost of goods sold. You refer to this as a change in your accounting policy. However, it appears that this change in accounting was made in order to comply with EITF 00-10, which was applicable upon your adoption of SAB 101 on January 1, 2000. Based on your disclosure, it appears that this was a correction of an error in previously issued financial statements. Please revise future filings to clarify that the change was a correction of an error, or tell us why you believe that the change would qualify as a change in accounting principle based on the guidance of paragraphs 7-9 of APB 20.
Response: Regarding the Company’s reclassification of freight costs from operating expenses to cost of sales, EITF 00-10 Accounting for Shipping and Handling Fees and Costs paragraph 6 notes that shipping and handling costs may be reported in either cost of sales or operating

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expenses. The Company disclosed this was a change in its accounting policy under EITF 00-10. The Company considers its change in the application of this accounting policy as a reclassification of a previous financial presentation to be appropriate.
The reclassification of shipping and handling fees charged to customers from shipping and warehousing expenses to net sales was not previously disclosed as a change of accounting policy. The Company acknowledges that such amounts were not previously reported in accordance with EITF 00-10, and concluded upon consideration of the materiality of such amounts and guidance set forth in SAB 99, “Materiality”, that the previously issued financial statements were not materially misstated or misleading and therefore did not characterize this correction as a restatement.
The aggregate impact of the aforementioned change in accounting policy and correcting reclassification of shipping fee revenue on gross profit was disclosed in the 2004 financial statements. These reclassifications had no effect on net income, retained earnings, or net cash provided by operating activities. These reclassifications did change the gross profit as a percentage of sales, and this impact was disclosed for all periods presented. In the Company’s analysis of materiality under SAB 99, the Company considered additional qualitative factors such as potential changes in earnings trends and whether such changes would cause a financial statement user to a different conclusion regarding the financial statements.
The details of the Company’s accounting treatment and disclosure for these transactions were discussed with our independent accountants.
To enhance our future disclosure, the Company will include the following statement in Note 1 to the financial statements in its Form 10-K for the year ending December 31, 2005.
In 2004, the Company reclassified certain shipping and handling fees charged to customers from operating expenses to net sales, and reclassified certain freight costs from operating expenses to cost of goods sold. These reclassifications had no effect on net income, retained earnings, or net cash provided by operating activities. The majority of these reclassifications related to a change between acceptable accounting principles, and the remainder was a change in accounting in order to comply with generally accepted accounting principles.
The Company notes that both APB 9 paragraph 26 and SFAS 154 paragraph 26 state that disclosures regarding adjustments made in prior annual reports need not be repeated in following years. However the Company believes that this information in the notes to its 2005 financial statements will provide the additional disclosure requested in your comment.
Comment 4. Indemnities, Commitments and Contingencies
We note that you have outstanding certain indemnities, commitments and guarantees. Please revise your future filings to disclose, when possible, the maximum potential amount of future payments under your guarantees. Disclose the aggregate amount of standby letters of credit outstanding. Refer to paragraph 13 of FIN 45.
Response: The Company acknowledges your request and will enhance its disclosures by including the maximum potential amount of future payments under guarantees and amounts outstanding under standby letters of credit in accordance with FIN 45 beginning in its Form 10-K for the year ended December 31, 2005.

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Comment 5. Sarbanes-Oxley Section 906 Certification
Your certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 refer to Annual Report on Form 10-K for the annual period ending December 31, 2003. Please file an amendment to correct the certification to refer to the correct period to which the report relates. The amendment should include the entire document to which this certification applies in accordance with Rule 12b-15 of the Exchange Act.
Response: The Company will file a Form 10-K/A for the year ended December 31, 2004 to correct the period to which the 906 certification relates. The Form 10-K/A will include the following explanatory note:
EXPLANATORY NOTE
The Registrant is filing this Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2004 solely to correct the period ending date on its certification made by the Registrant’s officers pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
This Form 10-K/A includes the entire document to which this certification applies in accordance with Rule 12b-15 of the Exchange Act. All information contained in this Amendment is as of the original filing date of the Form 10-K for the fiscal year ended December 31, 2004 and does not reflect any subsequent information or events other than as described above
The Company will file the Form 10-K/A promptly.
Comment 6. Revenue Recognition — Pricing Allowances
We note your disclosure that you record a provision for sales returns, pricing allowances and other claims based on historical experience. Please tell us and revise future filings to describe the nature of the pricing allowances you offer. We note that you have not previously disclosed pricing allowances. Discuss when you began to offer these pricing allowances.
Response: The Company has at times, and at its option, provided its wholesale customers with pricing allowances to assist the sell-through of their slow moving or discontinued inventories. Consequently, the Company has, when appropriate, recorded provisions for markdown allowance commitments in place at the end of a reporting period. Also, the Company has consistently maintained provisions for estimated future sales returns, based upon historical sales and sales returns experience.
The Company launched an electronics product line in the fourth quarter of 2004. Consumer electronics products have higher return rates, have shorter life cycles, and may require more rapid product re-pricing than our eyewear and apparel product lines. Consequently, due to the growth of our electronics product line, the Company’s provisions for sales returns and provisions for sales discounts have increased and the Company provided additional related disclosure.
The Company will expand disclosures regarding provisions for pricing allowances and other claims in its Form 10-K for the year ended December 31, 2005.

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Comment 7. Revenue Recognition — Electronics
We note that you sell eyewear components to a third party, and then repurchase a finished product from the third party which includes the original eyewear components retrofitted with some type of electronic technology. You state that you eliminate the original eyewear component sales transaction to the extent you purchase or plan to purchase such electronics finished goods from the same third party. Please describe to us in greater detail the nature of these arrangements, including discussing whether these are nonmonetary transactions. Discuss the accounting literature that you follow in accounting for these transactions.
Response: The Company has a contractual agreement with an electronics vendor for the production of a sunglass product with integrated Bluetooth cellular phone capability. Under this agreement the Company sells certain sunglass components, at defined prices, to the electronics vendor who subsequently adds the Bluetooth cellular phone components. The electronics vendor then sells the completed product through its distribution channels.
The electronics vendor has no right to return sunglass components to the Company. The Company has no obligation to purchase any completed product from the electronics vendor. The Company has the right to purchase completed product from the electronics vendor, at a defined price, for sale to its own wholesale and retail customers.
The Company invoices the electronics vendor for the sunglass components shipped to them. These invoices are paid via check or wire transfer. For completed product ordered by the Company, the Company is invoiced by the electronics vendor for the completed product delivered to the Company. These invoices are paid via check. The electronics vendor has the right to offset amounts due from the Company against amounts it owes to the Company.
The Company eliminates sales of sunglass components to the electronics vendor to the extent that the Company has purchased, or intends to purchase, completed product from the electronics vendor. Sunglass components sold to the electronics vendor which the Company intends to purchase as completed product are maintained on the Company’s balance sheet as consignment inventory held by the electronics vendor.
Completed product purchased by the Company is placed into inventory at cost, which is calculated as the invoice value from the electronics vendor less the Company’s margin on the sale of the related sunglass component to such vendor. The Company recognizes the sale of the completed product, and relieves inventory, when the completed product is sold by the Company to the Company’s wholesale or retail customers.
Based upon the character of the transactions discussed above, the Company has concluded that the sale of sunglass components to the electronics vendor and the purchase of completed product from the electronics vendor are appropriately not considered non-monetary transactions as defined in Accounting Principles Board (“APB”) Opinion 29, “Accounting for Non-monetary Transactions”, as amended by Statement of Financial Accounting Standards (“SFAS”) No. 153.
Regarding a) the elimination of the sales of sunglass components to the electronics vendor to the extent that the Company has purchased, or intends to purchase, completed product from the electronics vendor; b) accounting for inventory of sunglass components held by the electronics vendor which the Company intends to purchase as completed product; and c) inventory valuation of completed product purchased by the Company from the electronics vendor, the Company reviewed Staff Accounting Bulletin (“SAB”) 104 “Revenue Recognition in Financial Statements”, SAB Topic 13 “Revenue Recognition”, SFAS 48 “Revenue Recognition When Right of Return Exists” and SFAS 49

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“Product Financing Arrangements”, APB 29, “Accounting for Non-monetary Transactions”, EITF 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty”, ARB 43 Chapter 4 “Inventory Pricing” and other accounting literature.
Regarding revenue recognition, the Company has concluded that the initial shipment of sunglass components to the electronics vendor, less the amount of completed product purchased, or that the Company intends to purchase, meets the criteria to be recorded as revenue by the Company upon shipment under SAB Topic 13, “Revenue Recognition”. Regarding the Company’s intended purchase of completed product from the electronics vendor, the Company believes an implied commitment is established between the Company and the electronics vendor. This commitment is evidenced by the Company’s communication of its forecast purchase requirements for completed product to the electronics vendor, and the integration of these forecasts into the electronics vendor’s purchases of sunglass components from the Company and their intent to sell completed product to the Company based on the Company’s forecasted purchases of completed product.
Also regarding revenue recognition, the Company believes it has the ability, data and appropriate basis to reasonably estimate the number of completed product units it intends to repurchase. The Company considered the criteria set forth in SFAS 48, “Revenue Recognition When Right of Return Exists” as a framework to determine the company’s ability to reliably estimate purchases of completed product. SFAS 48 contains certain factors which can influence a company’s ability to reasonably estimate product returns. The factors contained in SFAS 48 are generally conditions that are outside the control of the seller (i.e., external factors). Regarding the Company’s purchases of completed product, the Company’s ability to estimate these purchases is solely in its own control and is not dependent on the actions of the electronics vendor or other external market conditions.
Regarding the accounting for completed product purchased from, or to be purchased from, the electronics vendor and recorded on the Company’s balance sheet, the Company considered the guidance in SFAS 49 “Product Financing Arrangements” by analogy. While the transactions between the Company and the electronics vendor are not within the scope of SFAS 49, paragraph 8a states in part that when a “sponsor sells a product to another entity and, in a related transaction, agrees to repurchase the product (or a substantially identical product) or processed goods of which the product is a component, the sponsor shall record a liability at the time the proceeds are received from the other entity to the extent that the product is covered by the financing arrangement. The sponsor shall not record the transaction as a sale and shall not remove the covered product from its balance sheet”. The Company believes the presentation of the completed product purchased, or intended to be purchased, from the electronics vendor as inventory on balance sheet is reasonable by analogy to SFAS 49. The Company believes that this is an appropriate analogy for purposes of this transaction.
The details of the Company’s accounting treatment and disclosure for these transactions were discussed with our independent accountant.
Comments 8. Contractual Obligations and Commitments
We note that you entered into a Reciprocal Exclusive Dealing Agreement with Gentex Optics in March 2005, and that agreement was filed as Exhibit 10.1 to the June 30, 2005 Form 10-Q and that you are required to purchase a minimum purchase amount each year during the term of the agreement. Tell us and revise your future filings to disclose in the table of contractual obligations the minimum amounts to be purchased.
Response: The Company’s annual minimum purchase commitment under the contract with Gentex is approximately $8.8 million. The Company will expand its disclosures in the table of contractual obligations to include its aggregate commitments for raw material and procured product beginning with its Form 10-K for the year ended December 31, 2005.

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I appreciate your comments regarding improving Oakley’s disclosures. Please contact me at 949-829-6455 if any additional information would be useful in your review.
Sincerely,
/s/ Richard J. Shields
Richard J. Shields
Chief Financial Officer
Copies to:

Deloitte & Touche Skadden, Arps, Slate, Meagher & Flom LLP

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